UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER

SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION

OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-35228

EXELIS RETIREMENT SAVINGS PLAN

(Exact name of registrant as specified in its charter)

1650 Tysons Boulevard, Suite 1700

McLean, Virginia 22102

(703) 790-6300

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Interests in the Exelis Retirement Savings Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None*

On May 29, 2015, Exelis Inc., an Indiana corporation (“Exelis”), became a wholly-owned subsidiary of Harris Corporation, a Delaware corporation (“Harris”), upon the consummation of the merger (the “Merger”) contemplated by the Agreement and Plan of Merger, dated as of February 5, 2015, among Harris, a wholly-owned subsidiary of Harris and Exelis. In connection with the closing of the Merger, participant account balances in the Exelis Stock Fund under the Exelis Retirement Savings Plan (the “Plan”) were converted into Harris common stock and cash under the following terms of the transaction: each share of Exelis common stock held in the Plan was exchanged for $16.625 in cash and 0.1025 of a share of Harris common stock. Following the Merger, Exelis common stock will no longer be an investment option under the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: May 29, 2015

EXELIS INC.

By:	/s/ Ann D. Davidson
Ann D. Davidson
Senior Vice President, Chief Legal Officer and Corporate Secretary